EXHIBIT 11

Schedule of Computation of Net Earnings Per Share

	Three Months Ended		Nine Months Ended
	March 31,		March 31,
	2009	2008	2009	2008

Basic Earnings Per Share

Net earnings	$483,000	$316,000	$1,004,000	$442,000

Weighted-average Common Shares:

Basic Shares Outstanding	7,643,000	7,918,000	7,648,000	8,076,000

Basic Earnings Per Share	$0.06	$0.04	$0.13	$0.05

Diluted Earnings Per Share

Net earnings	$483,000	$316,000	$1,004,000	$442,000

Weighted-average Common Shares:

Basic Shares Outstanding	7,643,000	7,918,000	7,648,000	8,076,000

Stock Options	31,000	66,000	43,000	71,000
Restricted Stock	269,000	289,000	281,000	264,000

Diluted Shares Outstanding	7,943,000	8,273,000	7,972,000	8,411,000

Diluted Earnings Per Share	$0.06	$0.04	$0.13	$0.05